United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale informs about the impact of rainfall in Minas Gerais

Rio de Janeiro, January 10th, 2022 - Vale S.A. ("Vale" or "Company") informs that it has partially halted trains service on the Estrada de Ferro Vitória a Minas railway ("EFVM") and the production in the Southeastern and Southern Systems to guarantee the safety of its employees and communities and due to the heavy rainfall level in Minas Gerais.

In the Southeastern System, the EFVM was halted in Rio Piracicaba - João Monlevade stretch, restraining the expedition of Brucutu and Mariana complex's production, which production was halted. The Desembargador Drummond - Nova Era stretch was also halted, but it is in resumption stage and did not impact Itabira complex production.

In the Southern System, due to the interdiction on stretches of the BR-040 and MG-030 highways, the safety of employees/third parties' transit and the mining fronts infrastructure, production at all the complexes is temporarily halted.

Vale is taking all the necessary measures to resume activities, focusing on the necessary precautions to ensure the safety of employees and communities located nearby its structures.

The Northern System continues to operate in line with the production plan, which considers the seasonal impact of the rainy season on all operations and, therefore, Vale reiterates its production guidance of 320-335 Mt for 2022.

Dams monitoring

Vale continues to monitor the rainfall scenario in Minas Gerais and monitor its dams 24 hours a day, in real-time, through the Geotechnical Monitoring Centers. It should be noted that there was no change in the emergency level in any of its structures, which are permanently monitored by inspections, maintenance, radar, robotic stations, video cameras and instruments such as manual and automatic piezometers.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 10, 2022		Head of Investor Relations